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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Woodmen Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Farnam Street
(No. and Street)

Omaha, Nebraska 68102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vesta Pudenz 402-997-7990
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1302-1021304

DO 3/1/13

Oath or Affirmation

I, Vesta Pudenz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Woodmen Financial Services, Inc. as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Vesta Pudenz
Vesta Pudenz
Fin Ops, CFO and Treasurer

Peggy S Harlow
Notary Public

GENERAL NOTARY - State of Nebraska
PEGGY S. HARLOW
My Comm. Exp. Nov. 22, 2014

This report contains:

- (X) (a) Facing page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income (Loss).
- ( ) (d) Statement of Changes in Financial Condition.
- (X) (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) (g) Computation of Net Capital.
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) (l) An Oath or Affirmation.
- (X) (m) A copy of the SIPC Supplemental Report (*Under Separate Cover*).
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Woodmen Financial Services, Inc.
Years Ended December 31, 2012 and 2011
With Report and Supplementary Report
of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Financial Statements and Supplemental Information

Woodmen Financial Services, Inc.
Years Ended December 31, 2012 and 2011
With Report and Supplementary Report
of Independent Registered Public Accounting Firm

Woodmen Financial Services, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2012 and 2011

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Woodmen Financial Services, Inc.

We have audited the accompanying financial statements of Woodmen Financial Services, Inc. (indirectly wholly owned by Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society) (the Company) which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodmen Financial Services, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Information schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 12, 2013

Woodmen Financial Services, Inc.

Statements of Financial Condition

	December 31 2012	December 31 2011
Assets		
Cash and cash equivalents	**$ 696,680**	$ 787,697
Receivables from brokers, dealers, and others	**284,919**	263,291
Other receivables	**2,291**	1,382
Prepaid expenses and other assets	**110,457**	152,433
Total assets	**$ 1,094,347**	$ 1,204,803
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 225,695**	$ 230,294
Due to parent	**23,698**	10,924
Accounts payable and accrued expenses	**151,220**	181,327
Total liabilities	**400,613**	422,545
Stockholder's equity:		
Common stock, $1 stated value:		
Authorized shares – 50,000		
Issued and outstanding shares – 50,000	**50,000**	50,000
Additional paid-in capital	**14,198,875**	13,698,875
Accumulated deficit	**(13,555,141)**	(12,966,617)
Total stockholder's equity	**693,734**	782,258
Total liabilities and stockholder's equity	**$ 1,094,347**	$ 1,204,803

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Operations

	Year Ended December 31	
	2012	**2011**
Revenues:		
Concession income	$ **6,828,537**	$ 2,929,784
Fee income	**1,730**	7,212
Interest income	**761**	545
Total revenues	**6,831,028**	2,937,541
Expenses:		
Commission expense	**5,877,944**	2,313,349
Licenses and fees	**161,065**	93,117
Professional fees	**32,735**	51,660
Salaries and related expenses	**864,256**	928,596
Other operating expenses	**483,552**	449,081
Total expenses	**7,419,552**	3,835,803
Net loss	$ **(588,524)**	$ (898,262)

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2011	$ 50,000	$ 12,698,875	$ (12,068,355)	680,520
Capital contributed by parent	–	1,000,000	–	1,000,000
Net loss	–	–	(898,262)	(898,262)
Balances at December 31, 2011	50,000	13,698,875	(12,966,617)	782,258
Capital contributed by parent	–	**500,000**	–	**500,000**
Net loss	–	–	**(588,524)**	**(588,524)**
Balances at December 31, 2012	**$ 50,000**	**$ 14,198,875**	**$ (13,555,141)**	**$ 693,734**

See accompanying notes.

Woodmen Financial Services, Inc.

Statements of Cash Flows

	Year Ended December 31 2012	2011
Cash flows from operating activities		
Net loss	**$ (588,524)**	$ (898,262)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**(21,628)**	(234,883)
Other receivables	**(909)**	10,622
Prepaid expenses and other assets	**41,976**	(98,660)
Commissions payable	**(4,599)**	207,093
Due to parent	**12,774**	4,339
Accounts payable and accrued expenses	**(30,107)**	101,100
Net cash used in operating activities	**(591,017)**	(908,651)
Cash flows from financing activities		
Capital contributions from parent	**500,000**	1,000,000
Net cash provided by financing activities	**500,000**	1,000,000
Increase (decrease) in cash during year	**(91,017)**	91,349
Cash and cash equivalents at beginning of year	**787,697**	696,348
Cash and cash equivalents at end of year	**$ 696,680**	$ 787,697

See accompanying notes.

Woodmen Financial Services, Inc.

Notes to Financial Statements

December 31, 2012

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Woodmen Financial Services, Inc. (the Company) was incorporated on July 9, 2001, and is a wholly owned subsidiary of WFS Holdings, Inc., a wholly owned subsidiary of Woodmen of the World Life Insurance Society/Omaha Woodmen Life Insurance Society (Woodmen of the World). The Company began operating as a broker-dealer on July 1, 2002. The Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer, which conducts business on an "Application Way" basis. The Company is dependent upon capital contributions from Woodmen of the World to fund operations for the foreseeable future.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing commercial checking and a money market account.

Revenue Recognition

The majority of the Company's revenues are derived from dealer concessions for the sales of nonproprietary mutual funds by registered representatives and variable products offered by Woodmen of the World. Revenues are recognized on an accrual basis upon remittance of investor funds to the mutual fund company or Woodmen of the World. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

1. Summary of Significant Accounting Policies (continued)

Fee Income

Fee income primarily consists of a minimum production requirement for WFS Registered Representatives. A registered representative that does not meet required minimum production was assessed a fee to cover costs to keep the Registered Representative under contract. The fee for 2012 and 2011 was $170. The Company collected minimum production requirement fees of $1,530 and $6,800 for the years ended December 31, 2012 and 2011, respectively. The remaining fee income relates to termination fees and various other fees earned by the Company.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Subsequent Events

The Company's management has evaluated the financial statements for subsequent events though the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

2. Income Taxes

The Company is included in the consolidated income tax return of WFS Holdings, Inc. Woodmen of the World is a tax-exempt fraternal benefit society. The IRS audits are final for tax years prior to 2009.

2. Income Taxes (continued)

The Company has accumulated net operating losses of $13,498,000 that can be carried forward to offset future taxable income until 2022 through 2032. This represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Management has established a valuation allowance for the full amount of the resultant net deferred tax asset of $4,589,000 at December 31, 2012, and $4,391,000 at December 31, 2011, because of the uncertainty regarding whether the Company will generate sufficient future taxable income to realize the operating loss carryforward. The net change in the valuation allowance for the years ended December 31, 2012 and 2011, was $198,000 and $305,000, respectively. The effective tax rate is the expected future tax benefit of the current and prior year losses and, therefore, differs from the federal rate.

The Company classifies interest and penalties related to income taxes as other operating expense. The Company did not recognize any penalties for the years ended December 31, 2012 and 2011.

3. Net Capital

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2012, the Company had net capital of $630,887 which was $580,887 in excess of the required net capital of $50,000. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .635 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

4. Related-Party Transactions

A portion of the Company's revenue is received from Woodmen of the World. The revenue is in the form of dealer concessions for the sales of variable products offered by Woodmen of the World, of which the majority is paid back to Woodmen of the World as commissions. Dealer concessions received from Woodmen of the World in 2012 and 2011 were $5,034,807 and $1,397,118, respectively. Commissions paid to Woodmen of the World in 2012 and 2011 were $4,674,102 and $1,302,934, respectively.

A portion of the Company's liabilities is due to Woodmen of the World in accordance with the professional services agreement in effect. The amounts due at December 31, 2012 and 2011, were $23,698 and $10,924, respectively.

Substantially all of the Company's operating expenses represent allocations from or payments by Woodmen of the World, which are then reimbursed by the Company.

Supplemental Information

Woodmen Financial Services, Inc.

Computation of Net Capital – Pursuant to Rule 15c3-1

December 31, 2012

Computation of net capital		
Total stockholder's equity		$ 693,734
Ownership equity not allowable		–
Total regulatory capital		693,734
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	$ 2,291	
Other assets	60,456	
Total deductions and/or charges		62,747
Net capital before haircuts on securities positions		630,987
Haircuts on securities	$ 100	100
Net capital		$ 630,887
Computation of basic net capital requirement		
Minimum net capital required Note (A)		$ 26,708
Net capital requirement (minimum)		50,000
Net capital requirement		50,000
Excess net capital		580,887
Net capital less greater of 10% of line 19 or 120% of line 12		570,887
Computation of aggregate indebtedness		
Total A.I. liabilities from statement of financial condition:		
Commissions payable		$ 225,695
Due to parent		23,698
Accounts payable and accrued expenses		151,220
Total aggregate indebtedness		$ 400,613
Percentage of aggregate indebtedness to net capital		63.50%
Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		–%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement.

2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

There were no differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2012, Part IIA Focus filing.

Woodmen Financial Services, Inc.

Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) all customer transactions cleared through another broker dealer on a fully disclosed basis.